

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2025

Xia Ma
Chief Executive Officer
United Hydrogen Global Inc.
3rd Floor, Building 3, No. 715 Yingshun Road
Qingpu District, Shanghai
The People's Republic of China, 201799

Xia Ma
Director
United Hydrogen Group Inc.
3rd Floor, Building 3, No. 715 Yingshun Road
Qingpu District, Shanghai
The People's Republic of China, 201799

> **Re: United Hydrogen Global Inc.**
> **United Hydrogen Group Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-4**
> **Submitted December 17, 2024**
> **CIK No. 0002032241**

Dear Xia Ma and Xia Ma:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 25, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-4

Certain United Hydrogen Projected Financial Information, page 146

1.   We note your response to prior comment 7. However, your disclosure explaining how United Hydrogen affirms its projected revenue of $96 million for the fiscal year ending 2024 is still unclear. Please clarify the following:
   - Quantify how much of the contracts worth $74.6 million is expected to be earned as revenue in 2024.
   - With respect to your new disclosure on page 149, disclose whether these five construction contracts that are "nearing completion" will be completed in 2024.
   - You state that the timeline for completing a hydrogen production plant spans 9 to 18 months, while for hydrogen refueling stations, the process generally takes 2 to 12 months. Explain how this process relates to the five construction contracts and how these timelines relate to earning revenue; specifically, if and how these contracts will generate revenue in 2024.
   - You disclose that potential pending contracts or letters of intent totaling $46.7 million account for estimated revenue in 2024 and that the execution timelines for these contracts are expected to be shorter than those for construction-related contracts. Quantify the amount of revenues for these contracts that have been completed in 2024.

Dilution to the Shareholders of Aimei Health, page 183

2.   We note your response to prior comment 9. Given that the business combination transaction itself would appear to have an additional dilutive impact beyond what is currently reflected in your tabular dilution disclosure, please include appropriate disclosure elsewhere in your filing (e.g., risk factor disclosure) and consider updating any disclosure that refers to the tabular dilution disclosure for an illustration of the dilutive effect of the business combination (e.g., page 129), as that tabular disclosure no longer provides an illustration of the dilutive effect of the business combination.

3.   We have reviewed your response to prior comment 10 and your revised disclosures. While we note your disclosure elsewhere that you do not intend to pursue any PIPE Investment prior to the consummation of the Business Combination, to the extent such investment is possible, please revise your disclosure outside of the table here and on page 35 to discuss potential PIPE Investments and any other material potential sources of dilution not included in the table. Please refer to Item 1604(c) of Regulation S-K.

Experts, page 286

4.   We note your revisions to your filing in response to prior comment 14. Please revise your expert section to reference the audited financial statements of United Hydrogen Global Inc.

United Hydrogen Global Inc. Audited Financial Statements
Report of Independent Registered Public Accounting Firm, page F-76

5.   We note your response to prior comment 14 and your inclusion of an audit report. The

audit report references United Hydrogen Group Inc.; however, such financial statements are for United Hydrogen Global Inc. Please have your auditor revise their report to reference the correct entity.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Meng (Mandy) Lai, Esq.